UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 5, 2024, VCI Global Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investors(the “Purchaser”), pursuant to which the Company agreed to issue and sell to the Purchaser an aggregate of 533,333 ordinary shares (the “Shares”), no par value per share, in a registered direct offering (the “Offering”). The Shares were sold at a purchase price of $1.875 per ordinary share.

The Offering is expected to close on December 5, 2024, and the Company expects to receive gross proceeds of $1,000,00 before deducting the offering expenses payable by the Company. The proceeds from the Offering are intended to be used for working capital and general corporate purposes.

The Offering was made directly to the Purchasers, without a placement agent or underwriter.

The representations, warranties and covenants contained in the Purchase Agreement were made only for the purpose of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreements and may be subject to limitations agreed upon by the contracting parties. The foregoing summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, which are filed herewith as Exhibit 99.1 and incorporated herein by reference.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-279521), filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2024, and declared effective by the Commission on May 28, 2024 (the “Registration Statement”). A prospectus supplement to the Registration Statement was filed with the Commission on December 5, 2024.

The legal opinion, including the related consent, of Carey Olsen (BVI) L.P. relating to the issuance and sale of the Shares is filed as Exhibit 5.1 hereto.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 5, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Carey Olsen, British Virgin Islands Counsel to the Company
23.1	Consent of Carey Olsen, British Virgin Islands Counsel to the Company (included in Exhibit 5.1)
99.1	Securities Purchase Agreement

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